UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Registered Direct Offering

As previously disclosed, on October 30, 2025, VCI Global Limited. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single fundamental institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchaser an aggregate of (i) 488,789 ordinary shares (the “Shares”), no par value per share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 2,288,989 ordinary shares, at an offering price of $1.80 per Share (or $1.799 per Pre-Funded Warrant) in a registered direct offering (the “Offering”).

The Pre-Funded Warrants have a nominal exercise price of $0.001 per ordinary share, will be immediately exercisable upon issuance, and will expire when the Pre-Funded Warrants are exercised in full. The holder of Pre-Funded Warrants cannot exercise the Pre-Funded Warrants if the aggregate number of ordinary shares beneficially owned by the holder, together with its affiliates, would exceed 4.99% (or, upon election of the holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to exercise thereof. The holder of Pre-Funded Warrants may increase or decrease such beneficial ownership limitation upon notice to us, provided that any increase will not be effective until the 61st day after such election and that in no event should the holder’s beneficial ownership limitation exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to exercise.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purpose of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties.

The Company entered into an engagement letter with Rodman & Renshaw LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company, on a reasonable best efforts basis, in connection with the Offering. The Company has agreed to pay the Placement Agent an aggregate cash fee equal to 8.0% of the gross proceeds received in the Offering and for certain expenses incurred by the Placement Agent in connection with the Offering. The Company also agreed issue to the Placement Agent, or its designees, warrants to purchase up to 83,334 ordinary shares, equal to 3.0% of the aggregate number of ordinary shares issued in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of five years and an exercise price of $2.25, which is 125% of the offering price per Share sold in this Offering.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-279521), filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2024, and declared effective by the Commission on May 28, 2024 (the “Registration Statement”). A final prospectus supplement and accompanying prospectus relating to the Offering was filed with the Commission on October 31, 2025. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting Rodman and Renshaw LLC at 600 Lexington Avenue, 32nd Floor, New York, New York 10022, by phone at (212) 540-4414 or e-mail at placements@rodm.com.

The Offering closed on October 31, 2025. The Company received gross proceeds of $5,000,000 before deducting the placement agent fees and other offering expenses payable by the Company. The proceeds from the Offering are intended to be used for working capital and general corporate purposes.

The foregoing descriptions of the Purchase Agreement, the Pre-Funded Warrants and the Placement Agent Warrants are only summaries and are qualified in their entirety by reference to the complete text of the form of Purchase Agreement, Pre-Funded Warrant and Placement Agent Warrant, copies of which are attached as Exhibit 10.1, Exhibit 4.1, and Exhibit 4.2, respectively, to this Report on Form 6-K and are incorporated by reference herein, and such description and exhibits are incorporated by reference into the Registration Statement.

Copies of the opinion of Carey Olsen (BVI) L.P. regarding the validity of the Ordinary Shares issued in the Offering, including Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Placement Agent Warrants, and the opinion of Sichenzia Ross Ference Carmel LLP regarding the validity of the Pre-Funded Warrants and the Placement Agent Warrants are filed as Exhibit 5.1 and Exhibit 5.2, respectively, to this Report on Form 6-K.

A copy of the press release issued by the Company on October 31, 2025 announcing the pricing of the Offering is attached hereto as Exhibit 99.1.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Number	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Placement Agent Warrant
5.1	Opinion of Carey Olsen (BVI) L.P.
5.2	Opinion of Sichenzia Ross Ference Carmel LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Carey Olsen (BVI) L.P. (set forth in Exhibit 5.1)
23.2	Consent of Sichenzia Ross Ference Carmel LLP (set forth in Exhibit 5.2)
99.1	Press Release issued by VCI Global Limited on October 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

2